EXHIBIT 11.1

Quaker City Bancorp, Inc.
Computation of Earnings Per Share

		Three Months Ended September 30, 2002

A	Average common shares outstanding	6,448,741

B	Net earnings for period	$5,635,000

	Basic earnings per share [ B / A ]	$0.87

	Common share equivalents:
C	Average stock options outstanding	827,877

D	Average option exercise price	$14.61

E	Exercise proceeds [ C x D ]	$12,095,283

F	Tax benefit on non-qualified options	$5,262,051

G	Total exercise proceeds [ E + F ]	$17,357,334

H	Average market price in period	$33.93

I	Shares repurchased at market price [ G / H ]	511,563

J	Increase in common shares [ C - I ]	316,314

K	Shares outstanding and equivalents [ A + J ]	6,765,055

L	Net earnings for period	$5,635,000

	Diluted earnings per share [ L / K ]	$0.83